6120 S. Yale Avenue • Suite 805 • Tulsa • OK • 74136-4217

Phone 918-481-1119 • Fax 918-481-5896

March 22, 2016

Ethan Horowitz

Branch Chief

Office of Natural Resources

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3561

Re:                             NGL Energy Partners LP

Form 10-K for Fiscal Year Ended March 31, 2015

Filed June 1, 2015

File No. 1-35172

Dear Mr. Horowitz,

Set forth below are the responses of NGL Energy Partners LP, a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated March 8, 2016 with respect to certain of the Partnership’s filings with the Commission.

For convenience of reference, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Form 10-K for Fiscal Year Ended March 31, 2015

Risk Factors, page 32

A loss of one or more significant customers could materially or adversely affect results of operations, page 43

1.              Please revise to identify the customer who represented 16% of consolidated total revenues for the year ended March 31, 2015 as required by Regulation S-K Item 101(c)(1)(vii).

Response:  The Partnership respectively advises the Staff that upon review of the underlying financial information we noted an error in our calculation of customers representing greater than 10% of consolidated revenues.  In our calculation, we mistakenly used only revenues from our crude oil logistics and liquids segments as the denominator instead of consolidated revenues.   When calculated correctly, the customer

in question represented only approximately 9% of consolidated revenues.  We acknowledge the Staff’s comment and undertake to name any customer representing more than 10% of consolidated revenues as required by Regulation S-K Item 101(c)(1)(vii) in our future filings on Form 10-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60

Critical Accounting Policies, page 95

Impairment of Long-Lived Assets, page 95

2.              We note your disclosure that, as a result of significant continuous decline in crude oil prices and production, you performed a goodwill impairment assessment for your water solutions segment as of January 1, 2015 and performed an additional assessment as of December 31, 2015, as reported in your Form 10-Q as of December 31, 2015.  Based on the results of the first step of these goodwill impairment tests, you concluded that no impairment was indicated.  However, as of December 31, 2015, you have also stated management believes it is reasonably possible that the estimate of fair value could change due to the continuing volatility in the crude oil market and results in an impairment of goodwill in the water solutions segment.  Please revise your disclosure to address the following:

•                  The percentage by which fair value exceeded the carrying value as of the date of the most recent test;

•                  The amount of goodwill allocated to the reporting unit;

•                  A description of the methods and key assumptions used and how the key assumptions were determined;

•                  A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•                  A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response: We acknowledge the Staff’s comments and note the request for expanded disclosure regarding our goodwill impairment assessment test of our water solutions business.  In response to the Staff’s comment, the Partnership undertakes to expand its disclosure regarding any future goodwill impairment assessment and, specifically, with respect to the impairment assessment of its water solutions segment, undertakes to include the following disclosure in its Annual Report on Form 10-K for the year ending March 31, 2016:

Due to the continued decline in crude oil prices and crude oil production, we tested the goodwill within our water solutions reporting unit for impairment at December 31, 2015.  At December 31, 2015, our water solutions reporting unit had a goodwill balance of $483.3 million.  We estimated the fair value of our water solutions reporting unit based on the income approach, also known as the discounted cash flow method, which utilizes the present value of cash flows to estimate the fair value. The future cash flows of our water solutions reporting unit were projected based upon estimates as of the test date of future revenues, operating expenses and cash outflows necessary to support these cash flows, including working capital and maintenance capital expenditures. We also considered expectations regarding: (i) expected disposal volumes, which have continued in spite of the lower crude oil price environment as oilfield producers have focused on their most productive properties and have continued to deliver disposal volumes to our facilities, and (ii) the crude oil price environment as reflected in crude oil forward prices as of the test date. In performing the discounted cash flow analysis, we utilized reports issued by independent third parties projecting crude oil prices through 2018.  We assumed an approximate $1/barrel increase each quarter for the periods beyond those represented in the reports, with crude oil reaching $65/barrel by the fourth quarter of 2021.  We used a price of $32/barrel for the fourth quarter of 2016, the starting point of our cash flow projections.  We kept prices constant at $65/barrel for periods in our model beyond 2021.  Consistent with observed disposal volume trends, the disposal volumes were based on an expectation of a certain amount of production returning at certain crude oil price levels. For expenses, we assumed an increase consistent with the increase in disposal volumes. The discount rate used in our discounted cash flow method was calculated by using the average of the range of multiples from a recent water solutions transaction similar in size to our water solutions reporting unit. The discounted cash flow results indicated that the estimated fair value of our water solutions reporting unit was greater than its book value by approximately 9% at December 31, 2015.

Our estimated fair value is predicated upon crude oil prices increasing over the next six years based on the third party forecasts utilized and management’s assumption of a price recovery to $65/barrel by 2021. We used this increase in crude oil prices to estimate the volume of wastewater to be processed at our facilities, based on the expected increased production by our customers, and the revenue generated by selling the hydrocarbons extracted from the wastewater.  The projected prices we used were from reports generated by independent third parties and were based on their assessment of the market and their expectation of the market going forward.   Due to the current volatility in the crude oil market, we believe that it is reasonably possible that crude oil prices could decline from their current levels.  Further declines in crude oil prices would negatively affect the timing of the recovery of crude oil prices and the estimated water disposal volumes we used in our estimates, such that our estimate of fair value could change and result in an impairment of the goodwill in our water solutions reporting unit.

Notes to Consolidated Financial Statements

Note 2 — Significant Accounting Policies, page F-11

Revenue Recognition, page F-12

3.              You state that you recognize revenue upon receipt of the wastewater at your treatment and disposal facilities.  Tell us how this policy complies with SAB Topic 13:A.  Demonstrate specifically how you have substantially accomplished the services that you are obligated to perform under the terms of your customer arrangements.

Response:  Oilfield wastewater is required to be disposed in accordance with federal, state and local laws and regulations.  Under agreements with our customers, we accept customer oilfield wastewater at our treatment and disposal facilities, transfer, and take title to the wastewater.  The transfer of title occurs upon delivery of the wastewater into tanks at our treatment and disposal facilities.  With respect to agreements and obligations to our customers, all of our performance obligations to the customer are satisfied at the time we take delivery of the wastewater into our treatment and disposal facilities.  Once we take delivery of the wastewater, we have no future obligations to the customer.

We believe acceptance of our customers’ wastewater and transfer of the legal obligation to dispose of the wastewater completes our performance obligation to our customer and as a result satisfies the revenue realization and earnings process criteria required by FASB ASC 605-10-25-1.  Specifically, upon delivery of the wastewater and transfer of the customer disposal obligation to us, our receivable, for the amount of revenue recognized, represents a valid and enforceable claim to cash. In addition, upon acceptance of the wastewater into our facilities, we have fulfilled our obligations to our customers and are entitled to the benefits represented by the revenues. In making this determination, we considered the four criteria of SAB Topic 13:A: i) persuasive evidence of an arrangement, ii) delivery has occurred or services have been rendered, iii) the seller’s price to the buyer is fixed or determinable, and iv) collectability is reasonably assured.  We believe that, under the terms of our customer arrangements, the foregoing criteria are satisfied when we take delivery of the wastewater at our treatment and disposal facilities.

Note 4 — Acquisitions, page F-19

4.              We note that you continue to grow your business through multiple acquisitions during fiscal year 2015 and the interim period ending December 31, 2015.  Such acquisitions have significantly increased your goodwill balance reported from period to period.  Your disclosures state goodwill primarily relates to the value of synergies and the opportunity to use the acquired business as a platform for growth.

Please revise your disclosure to provide additional detail explaining these synergies and opportunities for use as a platform for growth referred to in your filings as required by FASB ASC 805-30-50-1.

Response: We acknowledge the Staff’s comments and note the request for revised disclosure regarding what goodwill represents for each acquisition as required by FASB ASC 805-30-50-1.  In future filings, the Partnership undertakes to supplement “Note 4 — Acquisitions” to provide additional detail regarding goodwill.  Specifically, we undertake to include the following disclosure in our Annual Report on Form 10-K for the year ending March 31, 2016:

Water Solutions Businesses

Goodwill represents the excess of the consideration paid for the acquired business over the fair value of the individual assets acquired, net of liabilities assumed.  Goodwill represents a premium paid to expand our operations into oilfield production basins not previously serviced by us, to expand the number of our disposal sites in oilfield production basins currently serviced by us, thereby enhancing our competitive position as a provider of disposal services in these oilfield production basins, and to expand and strengthen our pre-existing customer relationships with key oilfield producers.  We estimate that all of the goodwill will be deductible for federal income tax purposes.

Natural Gas Liquids Storage Facility

Goodwill represents the excess of the consideration paid for the acquired business over the fair value of the individual assets acquired, net of liabilities assumed.  Goodwill represents a premium paid to gain entry to a new fee-based liquids storage business by acquiring underground storage assets in a new and competitively advantaged location, which also provides us with an additional strategically located facility from which to expand the current marketing efforts of our Liquids Business in that area.  Goodwill also represents the premium paid for the potential expansion of the facilities.  At the time of acquisition, the facility had two salt domes in operation and two salt domes under construction with the long-term possibility of adding four additional salt domes.  We estimate that all of the goodwill will be deductible for federal income tax purposes.

TransMontaigne Inc.

Goodwill represents the excess of the consideration paid for the acquired business over the fair value of the individual assets acquired, net of liabilities assumed.  Goodwill represents a premium paid to acquire the skilled workforce, expand the scale of our existing refined and renewables product lines and expand the scale of our existing refined and renewables businesses by gaining control and access to TransMontaigne’s network of terminals and pipeline capacity.  We estimate that all of the goodwill will be deductible for federal income tax purposes.

Retail Propane Businesses

Goodwill represents the excess of the consideration paid for the acquired business over the fair value of the individual assets acquired, net of liabilities assumed.  Goodwill represents a premium paid to acquire the skilled workforce of each of the businesses acquired.  We estimate that all of the goodwill will be deductible for federal income tax purposes.

As requested by the Staff, the Partnership acknowledges that:

•                  the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Partnership may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the responses in this letter, please contact me at (918) 481-1119.

Respectfully submitted,

/s/ H. Michael Krimbill
Chief Executive Officer
NGL Energy Holdings LLC
The general partner of
NGL Energy Partners LP